Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, Oncorus, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Oncorus, Inc. (the Company), effective at the opening of the trading session on July 20, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101. The Company was notified of the Staff determination on June 8, 2023.
On June 15, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On June 16, 2023, the Company witdrew its appeal. Following the appeal withdrawal, the matter was closed on June 20, 2023. The Company securities were suspended on June 21, 2023. The Staff determination to delist the Company securities became final on June 21, 2023.